Expert Dojo, Inc. (the "Company") a California Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Profit and Loss
Expert DOJO
January 1, 2024-December 31, 2025

Distribution account	2024	2025	Total
Income			
Total for Income	$387,441.45	$210,348.74	$597,790.19
Cost of Goods Sold			
Total for Cost of Goods Sold	$46,274.13		$46,274.13
Gross Profit	$341,167.32	$210,348.74	$551,516.06
Expenses			
Total for Expenses	$1,207,786.27	$1,088,473.10	$2,296,259.37
Net Operating Income	-$866,618.95	-$878,124.36	-$1,744,743.31
Other Income			
Total for Other Income	$147.78	$75,000.00	$75,147.78
Other Expenses			
Total for Other Expenses	$16,905.57	$4,246.51	$21,152.08
Net Other Income	-$16,757.79	$70,753.49	$53,995.70
Net Income	-$883,376.74	-$807,370.87	-$1,690,747.61

Balance Sheet
Expert DOJO
As of December 31, 2025

Distribution account	2024	2025
Assets		
Current Assets		
Bank Accounts		
Total for Bank Accounts	**$84,273.07**	**$66,777.89**
Accounts Receivable		
Total for Accounts Receivable	**$61,321.69**	**$20,641.69**
Other Current Assets		
Total for Other Current Assets	**$1,905,350.87**	**$1,777,416.82**
Total for Current Assets	**$2,050,945.63**	**$1,864,836.40**
Fixed Assets		
Total for Fixed Assets	**$35,457.00**	**$35,457.00**
Total for Assets	**$2,086,402.63**	**$1,900,293.40**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)	5,523.00	0.00
20020 Accrued Liabilities		12,500.00
Total for Accounts Payable	**$5,523.00**	**$12,500.00**
Credit Cards		
Total for Credit Cards	**$1,484.84**	**$1,590.94**
Other Current Liabilities		
Total for Other Current Liabilities	**$50,000.00**	**$354,178.54**
Total for Current Liabilities	**$57,007.84**	**$368,269.48**
Long-term Liabilities		
Total for Long-term Liabilities	**$0.00**	**$0.00**
Total for Liabilities	**$57,007.84**	**$368,269.48**
Equity		
30010 Additional paid in capital	0.00	0.00
30020 Adjust Shareholder Equity	-639,191.43	-639,191.43
30090 Investment by Outside Investor (Common Stock)	3,806,334.96	4,236,334.96
30110 Treasury stock		
30111 Treasury Stock (Christopher Harvey)	-100,000.00	-100,000.00
30112 Treasury Stock (Jonathan Hung)		-120,000.00
Total for 30110 Treasury stock	**-$100,000.00**	**-$220,000.00**
30100 Retained Earnings	-154,372.00	-1,037,748.74
Net Income	-883,376.74	-807,370.87
Total for Equity	**$2,029,394.79**	**$1,532,023.92**
Total for Liabilities and Equity	**$2,086,402.63**	**$1,900,293.40**

Statement of Cash Flows
Expert DOJO
January 1, 2024-December 31, 2025

Full name	2024	2025	Total
OPERATING ACTIVITIES			
Net Income	-883,376.74	-807,370.87	-1,690,747.61
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	-$2,674,415.16	$504,875.69	-$2,169,539.47
Net cash provided by operating activities	-$3,557,791.90	-$302,495.18	-$3,860,287.08
INVESTING ACTIVITIES			
Net cash provided by investing activities	-$177,500.00	-$25,000.00	-$202,500.00
FINANCING ACTIVITIES			
Net cash provided by financing activities	$3,719,678.53	$310,000.00	$4,029,678.53
NET CASH INCREASE FOR PERIOD	-$15,613.37	-$17,495.18	-$33,108.55

Expert Dojo, Inc.
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Equity	2,029,394.79	–
Net Income (Loss)	(807,370.87)	(883,376.74)
Issuance of Common Stock / Capital Contributions	430,000.00	3,806,334.96
Treasury Stock (Repurchase)	(120,000.00)	(100,000.00)
Other Adjustments	–	(793,563.43)
Closing Balance of Equity	1,532,023.92	2,029,394.79

Expert Dojo, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Expert Dojo, Inc. (the "Company") is a corporation organized on January 2, 2015 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.